SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                 _______________

                                   SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT No. 4)


                          REGENCY REALTY CORPORATION
         ______________________________________________________________
                                 (Name of Issuer)


                         COMMON STOCK, $0.01 PAR VALUE
         ______________________________________________________________
                          (Title of Class of Securities)

                                  758939 10 2
         ______________________________________________________________
                                  (CUSIP Number)

                                 DAVID A. ROTH
                         SECURITY CAPITAL U.S. REALTY
                               86 JERMYN STREET
                                LONDON SW1Y 6JD
                                UNITED KINGDOM
                               (44-171) 647 8800
         ______________________________________________________________
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                AUGUST 11, 1997
         ______________________________________________________________
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Sche-dule 13G to report the acquisition which is the subject of this
         Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with this state-ment / /. (A fee is not required only if the reporting person:
         (1) has a previous statement on file reporting beneficial own-ership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                Note:  Six copies of this statement, including all
             exhibits, should be filed with the Commission.  See Rule
            13d-1(a) for other parties to whom copies are to be sent.

                          (Continued on following pages)
                                Page 1 of 8 Pages

         This Amendment No. 4 to Schedule 13D contains 28 pages including Exhibits. The Exhibit Index appears on page 8.




           CUSIP No. 758939 10 2         13D         Page 2 of 8 Pages


         1    NAME OF PERSON
              SECURITY CAPITAL U.S. REALTY
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


         2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                  (a) / /

                                                                  (b) /x/

         3    SEC USE ONLY


         4    SOURCE OF FUNDS*
              BK, OO

         5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                         / /

         6    CITIZENSHIP OR PLACE OF ORGANIZATION
              LUXEMBOURG

                                  7    SOLE VOTING POWER
             NUMBER OF                 11,249,439 (SEE ITEM 5)
             SHARES
             BENEFICIALLY         8    SHARED VOTING POWER
             OWNED BY                  -0-
             EACH
             REPORTING            9    SOLE DISPOSITIVE POWER
             PERSON                    11,249,439 (SEE ITEM 5)
             WITH
                                  10   SHARED DISPOSITIVE POWER
                                       -0-

         11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,249,439 (SEE ITEM 5)

         12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                        / /

         13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              47.0% (SEE ITEM 5)

         14   TYPE OF PERSON REPORTING*
              CO

                         *SEE INSTRUCTIONS BEFORE FILLING OUT




           CUSIP No. 758939 10 2         13D        Page 3 of 8 Pages


         1    NAME OF PERSON
              SECURITY CAPITAL HOLDINGS S.A.
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


         2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                  (a) / /

                                                                  (b) /x/

         3    SEC USE ONLY


         4    SOURCE OF FUNDS*
              BK, OO

         5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                         / /

         6    CITIZENSHIP OR PLACE OF ORGANIZATION
              LUXEMBOURG

                                  7    SOLE VOTING POWER
             NUMBER OF                 11,249,439 (SEE ITEM 5)
             SHARES
             BENEFICIALLY         8    SHARED VOTING POWER
             OWNED BY                  -0-
             EACH
             REPORTING            9    SOLE DISPOSITIVE POWER
             PERSON                    11,249,439 (SEE ITEM 5)
             WITH
                                  10   SHARED DISPOSITIVE POWER
                                       -0-

         11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,249,439 (SEE ITEM 5)

         12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                        / /

         13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              47.0% (SEE ITEM 5)

         14   TYPE OF PERSON REPORTING*
              CO

                        *SEE INSTRUCTIONS BEFORE FILLING OUT







                   This Amendment No. 4 is filed by Security Capital U.S. Realty ("Security Capital U.S. Realty"), a corporation organized and existing under the laws of Luxembourg, and by Security Capital Holdings S.A. ("Holdings"), a corporation or-ganized and existing under the laws of Luxembourg and a wholly owned subsidiary of Security Capital U.S. Realty (together with Security Capital U.S. Realty, "SC-USREALTY"), and amends the
         Schedule 13D (the "Schedule 13D") originally filed on June 21, 1996, as amended by Amendment No. 1 ("Amendment No. 1") filed on July 15, 1996, Amendment No. 2 ("Amendment No. 2") filed on July 3, 1997, and Amendment No. 3 ("Amendment No. 3") filed on August 8, 1997. This Amendment No. 4 relates to shares of common stock, par value $0.01 per share ("Common Stock"), of Regency Realty Corporation, a Florida corporation ("Regency"). Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Schedule 13D, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3.

                   On August 11, 1997, SC-USREALTY purchased 95,939 shares of Common Stock directly from Regency for an aggregate purchase price of $2,614,337.75, or $27.25 per share, pursuant to a Subscription Agreement, dated as of August 6, 1997, by and among Regency, Holdings and Security Capital U.S. Realty (the "Subscription Agreement"). Such purchase was effected concur-rently with an underwritten public offering by Regency of 129,800 shares of Common Stock. This offering was pursuant to the exercise by the underwriters of their over-allotment option in connection with the public offering of July 16, 1997. These funds were obtained by SC-USREALTY under the Facility Agreement. No underwriting discounts were applied to any shares of Common Stock purchased by SC-USREALTY pursuant to the Subscription Agreement, and accordingly SC-USREALTY paid the same price as the price at which the shares in the public offering were sold.

                   A copy of the Subscription Agreement is attached hereto as Exhibit 4.1, and such agreement is specifically in-corporated herein by reference, and the description herein of such agreement is qualified in its entirety by reference to such agreement.

         ITEM 1.   SECURITY AND ISSUER.

                   No material change.

         ITEM 2.   IDENTITY AND BACKGROUND.

                   No material change except as set forth above.





                                Page 4 of 8 Pages







         ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                   No material change except as set forth above.

         ITEM 4.   PURPOSE OF TRANSACTION.

                   No material change except as set forth above.

         ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

                   No material change except as set forth above and be-low.

                   As of August 11, 1997, SC-USREALTY beneficially owns 9,499,439 shares of Common Stock as a result of its acquisition of 95,939 shares of Common Stock. In addition, because of SC-USREALTY's right to acquire up to an additional 1,750,000 shares of Common Stock pursuant to Amendment No. 1, SC-USREALTY may be deemed to beneficially own up to 11,249,439 shares of Common Stock. Based on SC-USREALTY's ownership of 9,499,439 shares of Common Stock, it owns approximately 42.8% of the out-standing Common Stock, and approximately 36.9% on a fully di-luted basis, based on the number of outstanding shares of Com-mon Stock and the number of outstanding options and other secu-rities convertible into Common Stock (but not including the additional shares of Common Stock to be acquired by SC-USREALTY pursuant to Amendment No. 1). If SC-USREALTY acquires such additional 1,750,000 shares of Common Stock, it will own ap-proximately 47.0% of the outstanding Common Stock, and ap-proximately 40.9% on a fully diluted basis, based on the number of outstanding shares of Common Stock and the number of out-standing options and other securities convertible into Common Stock (and including in each case the additional shares of Com-mon Stock to be acquired by SC-USREALTY pursuant to Amendment No. 1).

                   Except as set forth herein and as described in prior filings, to the best knowledge and belief of SC-USREALTY, no transactions involving Common Stock have been effected during the past 60 days by SC-USREALTY or by its directors, executive officers or controlling persons.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATION-SHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                   No material change except as described above.







                                Page 5 of 8 Pages







         ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

              The following Exhibit is filed as part of this Schedule
         13D:

         Exhibit 4.1 Subscription Agreement, dated as of August 6, 1997, by and among Regency Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty












































                                Page 6 of 8 Pages







                                    SIGNATURE


              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                       SECURITY CAPITAL U.S. REALTY



                                       By: /s/ David Roth
                                          Name:  David A. Roth
                                          Title:  Vice President



                                       SECURITY CAPITAL HOLDINGS S.A.



                                       By: /s/ David Roth
                                          Name:  David A. Roth
                                          Title:  Vice President

         August 15, 1997



























                                Page 7 of 8 Pages







                                   EXHIBIT INDEX


                                                               SEQUENTIAL
         EXHIBIT                DESCRIPTION                    PAGE NO.

            4.1     Subscription Agreement, dated as of            *
                    August 6, 1997, by and among Regency
                    Realty Corporation, Security Capital
                    Holdings S.A. and Security Capital U.S.
                    Realty










































                             Page 8 of 8 Pages